

Mail Stop 3720

May 2, 2007

Michael Hill
Chief Executive Officer and Director
CommercePlanet, Inc.
30 S. La Patera Lane, Suite 8
Goleta, CA 93117

Re: **CommercePlanet, Inc.**
        Registration Statement on Form SB-2
        As amended on April 26, 2007
        File no. 333-141375

Dear Mr. Hill:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   We note your response to prior comment 1. Revise your Fee table to make clear that you are registering 5,587,500 shares, not 11,893,500 shares, for resale.

The Transactions, page 6

2.   We note your response to prior comment 3 and are unable to agree. The disclosure in this section does not explain _why_ the company entered into the registration rights agreement. The private securities transactions were between affiliates and third parties (not the

company) and the company received no compensation for entering into the registration rights agreement, so it is not clear what consideration the company received for agreeing to register the securities for resale.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

3.   Please remove Dutchess from the table beginning on page 37 since it is no longer a selling shareholder in the offering. However, if you choose to eliminate the narrative disclosure under "Financings" as it relates to Dutchess then the disclosure should be retained. Our comments requesting the tabular disclosure are intended to replace your lengthy narrative disclosure regarding past financings with more transparent tabular disclosure.

4.   We note your responses to prior comments 12 and 13 and reissue our prior comments in part. The tabular disclosure requested by prior comments 12 and 13 is intended to compare the amount of cash received by the company in your past debt financings with the amount of cash and securities paid to the investors. This disclosure is particularly relevant with respect to your December 18, 2005 restructuring where the company received no new proceeds but increased its debt obligations. The table should accurately reflect in one entry for Dutchess and eFund how much cash was received by the company in the financings and how much it repaid to each. We also note that in several instances notes were issued to your investors at a discount; however, the tabular disclosure reflects no discount and indicates that the monies received by the company equaled the amounts paid by the company. It also appears that in several instances warrants were issued in lieu of interest/principal payments. If true, the value of the warrants (the amount that they were in the money at the time of issuance) should be reflected as part of the payments made to the investor by the company. We also note that in many of the financings company shares were issued to the investor as an inducement to enter into the financing. These payments should be reflected in the table as payments made to the investors. In addition if any shares were issued to the investors at a discount to the market price then the disclosure requested in the second part of prior comment 13 should be presented.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3810 if you have any questions regarding our comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: Amy M. Trombly, Esq.
        Via facsimile (617) 663-6164